

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
S. James Miller, Jr., CEO
ImageWare Systems, Inc.
10815 Rancho Bernardo Road, Suite 310
San Diego, CA 92127

> **Re:** **ImageWare Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-179469**
>
> **Form 10-K**
> **Filed January 17, 2012**
> **File No. 001-15757**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please update your filing to include audited financial statements and related disclosures for the fiscal year ended December 31, 2011. Refer to Item 8-08(b) of Regulation S-X. Also, please update the remainder of your document, as necessary, to the most recent practicable date.

2. Given the size of the secondary offering relative to the number of shares presently outstanding as well as the nature of the offering and identity of the selling shareholders, it is unclear whether the transaction should be viewed as a secondary offering eligible to be

made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) with the selling shareholders acting as a conduit in a distribution to the public. Given the relationship of the selling shareholders to the company, tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 of our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Cover Page

3.   Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given your statement on page 25 that "there is no established public trading market for our common stock," the statement that the selling stockholders will sell "at prevailing market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, you should make clear, in the same context, whether you intend to seek quotation on the OTC Bulletin Board. Also, revise your "Plan of Distribution" accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 69

4.   It appears that the information in two of the columns in the selling stockholder table, "shares beneficially owned prior to offering" and "shares beneficially owned after offering," are inverted. Please revise or advise. Also, please ensure that for all of the selling stockholders that are entities, you disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Finally, In addition, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Signatures

5.   Please amend the signature page to identify your Chief Accounting Officer or Controller, as required by Instruction 1 to Signatures on Form S-1.

Exhibit 5.1

6.   Since this offering is for the resale of shares already issued and shares to be issued upon the exercise of warrants, clarify that the outstanding shares "are" legally issued and shares underlying the warrants "will be" legally issued. Currently, the opinion suggests that all of the shares have yet to be sold.

Form 10-K

Signatures, page 84

7.   The signature lines of your Form do not provide evidence of conforming signatures. Pursuant to Rule 302 of Regulation S-T, signatures in electronic filings must consist of "letters or characters comprising a name, executed, adopted or authorized as a signature." Consequently, it appears that your Form has been filed unexecuted. Please amend your report to comply with Rule 302(b) of Regulation S-T. Your amendment must include the entire report as well as currently dated and signed 906 and 302 certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

S. James Miller, Jr.
ImageWare Systems, Inc.
March 6, 2012
Page 4

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
       Daniel W. Rumsey, Esq.
       The Disclosure Law Group